INVEST IN **EMISSION FREE GENERATORS**

Continuous, zero emission electricity in a portable, easy-to-use generator



Emission Free Generators, Inc
Creators of the World's First
Zero Emission Portable Generators
April 2022
AC/OUT

emissionfreegenerators.com Portland OR

Technology Retail Lifestyle Sustainability Energy

LEAD INVESTOR



Paul Miller

This opportunity is exciting. The Co-CEOs have incredible and complimentary skills; Mark is an engineering innovator with a proven track record and Tom is a world-class marketer, who has been responsible for one of the most successful international consumer brands. Their combined talents, expertise and drive are unmatched. This solution is at the right time. Crucial electric loads have been reduced due to technology. Concern about loss of power has grown over the last few decades due to weather and infrastructure issues. Reliable power alternatives have issues; gas generators require fuel and generator exhaust that limits where it can be reasonably used, battery solutions are limited without a means to recharge and renewable source solutions require large outdoor areas to capture adequate wind or solar energy. This technology and implementation is far more mature and proven than the majority of opportunities at this stage. This technology has been been proven by the US Militaryfor use in mission critical applications. This third party validation significantly derisks this consumer application, as well as providing a useful endorsement of the product. I feel lucky to able to invest in this opportunity.

Invested $50,000 this round

Highlights

1. ⚡ Creators of the only continuous, zero emission generator
2. 🌎 No fossil fuels. No batteries to recharge. No solar panels required
3. 🛠 Technology proven by the US Army
4. ✅ Portable & easy to use- silent, clean & safe
5. 🚀 Never runs out of power - uses fuel cartridges delivered to your home
6. 📈 Innovation roadmap includes products for emergency backup power, outdoor camping, EV range extender

5. 🚀 Never runs out of power - uses fuel cartridges delivered to your home
6. 📈 Innovation roadmap includes products for emergency backup power, outdoor camping, EV range extender

Our Team



Mark Collins Co-CEO

Multiple patent holder, 25 years inventing and running own businesses. 17 years working in hydrogen production and storage. Most recently designing and manufacturing military grade, hydrogen on demand, power generators for charging batteries.

We all depend on electricity to stay in touch, interact and work, and live. Unfortunately, industrial power grids are increasingly unreliable or inaccessible. Currently available generators require unacceptable tradeoffs for people and planet, or are simply impractical. We have the technology, ambition, and determination to overcome these problems.



Andrew Singer CFO

Seasoned finance executive with 30 years of C-Suite experience, most recently as CFO Toyota UK.



Tom Buday Co-CEO

Successful executive with 40 years of international experience, most recently as Global Head of Marketing for Nestle, the world's largest food & beverage company.

Pitch

Emission Free Generators, Inc

Creators of Continuous,
Zero Emission
Portable Generators

April 2022



Our company purpose

To provide clean electricity to everyone, when and where they want it, for as long as they need it!



The problem - industrial power grids are inadequate to meet today's electricity needs



Increasingly unreliable for life at home



Inaccessible for off-grid living and to many underserved communities

The unpleasant reality

Twelve-fold increase in major US power disruptions between 2000 and 2020

1.6 billion people worldwide live without a reliable source of electricity

Source: U.S. Energy Information Administration

Today's “solutions” require unacceptable trade-offs for both people and planet



Fossil-Fuel Generators

High carbon emissions

Unsafe for indoor use

Noisy with noxious fumes



Battery Packs with Solar Panels

Carbon emissions from grid recharging

Limited battery life

Solar recharging is slow and requires adequate sunlight

Our solution - a continuous, zero emission portable generator

- Fuel in a clean, easy-to-use, recyclable cartridge
- Ability to produce 110V AC and USB power continuously with no re-charging
- Virtually silent
- Interactive touchscreen display, with blue tooth connectivity
- Easily portable at only 16" x 11" x 9" and 20 lbs (final size tbc)
- Elegant design



Our fuel - proprietary powder in an easy to use cartridge

- Easy to install
- Fossil free ingredients, non-toxic
- When one is finished, simply replace with another for continuous power
- 50+ year shelf life
- 100% recyclable or repurposable fuel, plus a fully recyclable container



Simple, intuitive user experience



Step 1

Remove fuel cartridge from packaging and insert into the top of the EFG generator



Step 2

Simply add water, close the lid, press the "on" button and plug in your devices



Step 3

The EFG unit will then produce power, quietly

Users can then power a range of devices, for example...


Router
CPAP
Lights


Phones
Fridge
T.V
Laptop

The above corresponds to the first "indoor" product launch. Future products will be able power a range of different devices and appliances

Science based technology with strong IP protection......

--The EGF four-step power generation process---

Step 1	Step 2	Step 3	Step 4
Customer inserts fuel cartridge and water	Hydrogen gas created on demand to meet power requirement	Proton Exchange Membrane (PEM) fuel cell converts hydrogen gas into electricity	Continuous 110V AC and USB DC power provided to customers' devices

- Core IP secured in 2019 with patent applications for fuel and hardware
- Updated IP secured March 2022 after creation of consumer technology
- Patent family reviews with new IP takes place every quarter

.....Proven in the toughest conditions by the US Army

- A military version of our hardware and fuel is now being used by the US. Army
- Rigorous testing was conducted via the Army Research Lab (ARL) and small power unit team based in Fort Belvoir and Aberdeen Proving Grounds
- Future projects with the US Air Force, Navy and Special Operations are being planned

U.S. ARMY DEVCOM



Current estimated market size for portable generators - USA


Fossil Fuel
$1.2b
Battery and Solar
$200m

5x

ESTIMATED GLOBAL MARKET SIZE COMPARED TO US MARKET

- Projected 7.6% CAGR Battery and Solar through 2026
- Projected 5.1% CAGR for Fossil Fuel through 2026

Source: EFG estimates, GM Insight, Fortune Business Insights

The time for hydrogen is now

"Hydrogen is today enjoying unprecedented momentum. The world should not miss this unique chance to make hydrogen an important part of our clean and secure energy future"

- Dr Fatih Birol, Executive Director of International Energy Agency

Market potential confirmed by consumer feedback

The EFG Portable Generator was concept tested with US consumers to determine consumer appeal and forecast sales potential


CUSTOMER SURVEY

Full IPSOS report available

- Consumer survey conducted by IPSOS, an internationally respected consumer research company, December 2021
- The EFG generator concept was evaluated by 1,500 representative US consumers
- Questionnaire included purchase intent, liking, perceived value, likes/dislikes

Ipsos

1st year retail sales as forecasted by IPSOS exceed $180MM

- Assuming broad distribution and heavy marketing support, EFG has the potential to generate **151k unit sales** in Y1 priced at $1,750 (generator)/ $14.95 (3pk cartridge)

Year 1 EFG Forecast Durable + (3pk) Cartridge Refill Estimation


Volume
Total System Revenue
200
100
0
$266.8 MM
$259.1 MM
$186.8 MM
$181.4 MM
151 K
129 K
105 K
90 K

Pricing Scenario	$1,750/$14.95 Realistic Estimate	$1,999/$9.99 Realistic Estimate	$1,750/$14.95 Conservative Estimate	$1,999/$9.99 Conservative Estimate
Unit Revenue	$263.54 MM	$257.28 MM	$184.47 MM	$180.10 MM
Cartridge Volume	218 K	187 K	153 K	131 K
Cartridge Revenue	$3.26 MM	$1.86 MM	$2.29 MM	$1.31 MM
Assumptions	• Broad Distribution and Heavy Marketing Spend Scenario* • Security focused positioning • Ballpark adjustment excluding usage of EFG primarily as a large appliance back up			

– © Ipsos

* Distribution: EFG Website + Amazon & Brick & Mortar
Awareness Spend: Significant marketing spend ($5MM+ support) stretching into traditional channels (TV) incremental to digital/social + distribution-based awareness

Ipsos

EFG generators vs. the competition

	EFG	Fossil fuel generators	Battery packs with solar
Emission free	YES	NO	Not when recharged via grid
Indoor friendly use	YES	NO	Not when recharged via solar

Indoor friendly use	YES	NO	Not when recharged via solar
50 year shelf life	YES	NO	NO
Continuous power	YES	YES	NO
Easily portable	YES	NO	Solar panels can be cumbersome

EFG product launch road map 2022-2025



Outdoor - To serve campers, boaters and the outdoor lifestyle
Indoor - In case of power outage at home
Humanitarian - For people in underserved electricity markets
Electric Vehicle - Range Extender

The Team



Mark Collins
Co - CEO
Co-Inventor of EFG Technology, 30 years Product Design & Implementation



Tom Buday
Co - CEO
Ex-Global Head of Marketing, Nestlé



Andrew Singer
CFO
Ex- CFO Toyota UK, 30 year "C" Suite Experience



Chase Collins
CTO
Co-Inventor of EFG Technology, 7 years Hydrogen Fuels Development

Road map to revenue



Q2 2022
Complete funding
Q3 2022
Final consumer design
Q3 2022
Consumer prototype
Q4 2022
Establish sales team
Q4 2022
Tooling and assembly line
Q4 2022
PR & marketing
Q1 2023
1st article produced
Q1 2023
Initial production run
Q1 2023
US market launch

Total funding requirement



Funding required - $2.7M

- Finalize product development - $1.6M
- Marketing - $0.3M
- Personnel - $0.4M
- Demonstration units - $0.2M
- Corporate O/H - $0.2M